Prospectus Supplement No. 10 (to Prospectus dated March 25, 2014)	Filed Pursuant to 424(b)(3) Registration No. 333-194512

4,000,000 Shares

Common Stock

This prospectus supplement updates and should be read in conjunction with the prospectus dated March 25, 2014 (the “Prospectus”) relating to the resale or other disposition, from time to time, by the selling stockholders identified in the Prospectus under the caption “Selling Stockholders,” of up to 4,000,000 shares of our common stock, par value $0.001 per share. We are not selling any shares of our common stock under the Prospectus and will not receive any proceeds from the sale or other disposition of shares by the selling stockholders. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or other disposition of the shares. We will bear all costs, expenses and fees in connection with the registration of the shares. To the extent that there is any conflict between the information contained herein and the information contained in the Prospectus, the information contained herein supersedes and replaces such information.

Current Report

This prospectus supplement incorporates into our Prospectus the information contained in our attached current report on Form 8-K that we filed with the Securities and Exchange Commission on September 24, 2014 (the “Form 8-K”). The Form 8-K, as filed is set forth below.

The information contained in this Prospectus Supplement No. 10 supplements and supersedes, in relevant part, the information contained in the Prospectus, as amended and supplemented to date. This Prospectus Supplement No. 10 is incorporated by reference into, and should be read in conjunction with, the Prospectus, as amended and supplemented to date, and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, as amended and supplemented to date.

The Prospectus, together with Prospectus Supplement Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9 and this Prospectus Supplement No. 10, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the securities as set forth in the Prospectus, as amended and supplemented. All references in the Prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended to date).”

Our common stock trades on The NASDAQ Capital Market under the symbol “RGDO.” The last reported sale price of our common stock on October 15, 2014 was $1.09 per share. You are urged to obtain current market quotations for the common stock.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 5 of the Prospectus and the Risk Factors identified in our Quarterly Report for the three months ending June 30, 2014 for a discussion of information that should be considered before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 16, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 9, 2014

REGADO BIOSCIENCES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-35953	03-0422069
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

106 Allen Road, 4th Floor, Basking Ridge, New Jersey	07920
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (908) 580-2100

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item	5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Resignation of David J. Mazzo

On October 9, 2014, David J. Mazzo resigned as the Chief Executive Officer of Regado Biosciences, Inc. (the “Company”) and from the Board of Directors (the “Board”) of the Company. Dr. Mazzo’s resignation did not result from any disagreement with the Company with respect to its operations, policies or practices.

In connection with his resignation as Chief Executive Officer, the Company and Dr. Mazzo plan to enter into a separation agreement, pursuant to which the Company will agree to pay Dr. Mazzo $724,380, representing twelve months of his base salary and one hundred percent (100%) of his target cash bonus, payable semi-monthly in accordance with the Company’s customary payroll practices. The post-termination exercise period of stock options held by Dr. Mazzo will be extended to twenty-four months following the date of his last day of employment with the Company on October 31, 2014, and Dr. Mazzo will be eligible to receive continuation of health insurance benefits for twelve months. Under the Separation Agreement, Dr. Mazzo will release the Company, its stockholders, affiliates, officers, directors, employees, agents and others from any claims arising prior to the date that Dr. Mazzo signs the Separation Agreement.

Appointment of Michael A. Metzger

Immediately following Dr. Mazzo’s resignation, Michael A. Metzger was appointed by the Board to succeed Dr. Mazzo, effective immediately, as Chief Executive Officer of the Company. Additionally, the Board elected Mr. Metzger to serve as a director of the Company, filling the vacancy created by Dr. Mazzo’s resignation. Mr. Metzger has served as the Company’s President and Chief Operating Officer since December 2013.

In connection with the appointment of Mr. Metzger as Chief Executive Officer, the Company and Mr. Metzger have agreed to enter into an Amended and Restated Employment Agreement (the “Employment Agreement”), to be effective October 9, 2014, the date of his appointment as Chief Executive Officer (the “Effective Date”). Pursuant to the terms of the Employment Agreement, Mr. Metzger will be entitled to: (i) an annual base salary of $450,000, (ii) a target annual bonus equal to fifty percent (50%) of base salary subject to achievement of certain performance objectives, but, if certain corporate objectives specified in the Employment Agreement are achieved in 2014 or 2015, his annual bonus for the year in which those objectives are achieved will be one hundred percent (100%) of his annual base salary, (iii) reimbursement of reasonable expenses for travel between his place of residence in New York and the Company’s office in Basking Ridge, New Jersey and for lodging in the Basking Ridge area, of up to $25,000 per year, and (iv) in the event the Company terminates Mr. Metzger’s employment “without cause,” or Mr. Metzger resigns “for good reason”, payments equal to the sum of twelve months of base salary and the target annual bonus, and continuation of health insurance benefits for twelve months and the post-termination exercise period of stock options held by Mr. Metzger will be extended to twelve months following the date of his last day of employment with the Company. Additionally, following formal approval by the compensation committee, Mr. Metzger will receive an option grant (the “CEO Grant”) exercisable for a number of shares representing two percent (2%) of the Company’s common stock outstanding as of the Effective Date, calculated on a fully-diluted basis, with twenty-five percent (25%) of the shares underlying the option vesting on the date of the grant, and the remainder vesting in thirty-six equal monthly installments thereafter, subject to Mr.

Metzger’s continued employment with the Company. Upon a change in control, or certain other material corporate transactions, the lesser of: (a) fifty percent (50%) of the shares subject to the CEO Grant; or (b) the number of shares subject to the CEO Grant that are unvested at the time of the change in control or other material corporate transaction, shall vest and become immediately exercisable. In addition, in the event that the Company terminates Mr. Metzger “without cause” or Mr. Metzger resigns “for good reason” within three months prior to, or within twelve months following, a change in control, or certain other material corporate transactions, all stock options and other awards that Mr. Metzger may have shall vest and become immediately exercisable.

Prior to joining the Company, from April 2011 to November 2013, Mr. Metzger was executive vice president and chief operating officer at Mersana Therapeutics, Inc., a privately-held biopharmaceutical company. Prior to Mersana, from September 2006 to March 2011, Mr. Metzger held senior positions within business development and led mergers and acquisitions at Forest Laboratories, Inc., an international pharmaceutical manufacturer and marketer. Prior to Forest, from 2001 to 2006, Mr. Metzger served as vice president of corporate development at Onconova Therapeutics, Inc., a biopharmaceutical company focused in oncology. Prior to Onconova, Mr. Metzger was managing director at MESA Partners, a venture capital firm, from 1997 to 2001. Mr. Metzger served as a member on the board of directors of Response Genetics, Inc., a commercial stage company developing molecular diagnostic tests for oncology, from December 2010 to November 2013. In addition, Mr. Metzger has served as a director of various life sciences companies. Mr. Metzger holds a B.A. from George Washington University and an M.B.A. from the New York University Stern School of Business. Mr. Metzger is 43 years old.

Except with respect to: (i) his position as President and Chief Operating Officer; (ii) his employment agreement with the Company, the terms of which were previously disclosed in a Form 8-K filed with the Securities and Exchange Commission on December 9, 2014; and (iii) equity awards granted in connection with his service as President and Chief Operating Officer, Mr. Metzger has not had a direct or indirect material interest in any transaction with the Company required to be disclosed pursuant to Item 404(a) of Regulation S-K. There is no arrangement or understanding between Mr. Metzger and any other person pursuant to which he was appointed to the Board. Mr. Metzger is not related to any other director or executive officer of the Company.

On October 10, 2014, the Company issued a press release relating to the resignations and appointments described above, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

99.1	Press Release issued by Regado Biosciences, Inc., dated October 10, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGADO BIOSCIENCES, INC.

By:	/s/ R. Don Elsey
Name: Title:	R. Don Elsey Senior Vice President, Finance and Chief Financial Officer

Date: October 16, 2014

INDEX OF EXHIBITS

Exhibit No.	Description

99.1	Press Release issued by Regado Biosciences, Inc., dated October 10, 2014.

Exhibit 99.1

Regado Biosciences Appoints Michael A. Metzger CEO

Basking Ridge, NJ, Oct. 10, 2014 – Regado Biosciences, Inc. (NASDAQ: RGDO), today announced the appointment of Michael A. Metzger, president of Regado, to the additional post of chief executive officer and as a member of the Board of Directors effective immediately. Mr. Metzger previously served as president and chief operating officer of Regado. He replaces David J. Mazzo, Ph.D., who has resigned from the company.

“On behalf of the entire Board, I would like to thank Dr. Mazzo for his many years of service and all his contributions to Regado,” said Dennis Podlesak, chairman of Regado’s Board of Directors. “In addition, we are very pleased to have Michael Metzger in the CEO role. Michael has a proven track record of effectively growing companies, and his extensive business development and transactional experience is ideal as Regado focuses on evaluating strategic alternatives to optimize value for shareholders.”

Mr. Metzger joined Regado in December 2013 and has nearly 20 years of experience within the life sciences sector. He was previously chief operating officer at Mersana Therapeutics, where he was one of the architects of the strategic direction and growth plans of the business and drove the establishment and management of key business alliances. Prior to joining Mersana in 2011, Mr. Metzger led mergers and acquisitions at Forest Laboratories and held senior positions within business development. At Forest, Mr. Metzger developed and completed several high impact transactions with specialty pharmaceutical and biotechnology companies. Mr. Metzger earned his BA from George Washington University and an MBA in Finance from New York University’s Stern School of Business.

ABOUT REGADO BIOSCIENCES

Regado Biosciences, Inc., is a biopharmaceutical company focused on the discovery and development of novel, oligonucleotide-based actively controllable therapeutics. Our initial focus is on applications in the acute and sub-acute cardiovascular therapeutic area. The company’s lead product candidate, Revolixys™ Kit, is a two-component system consisting of pegnivacogin, an anticoagulant aptamer specifically targeting coagulation Factor IXa, and its complementary oligonucleotide active control agent, anivamersen. Regado’s actively controllable product candidates have the potential to improve patient outcomes and enhance the patient experience, provide direct therapeutic control to physicians and reduce overall treatment costs. More information can be found at www.regadobio.com.

106 Allen Road                        4th Floor                        Basking Ridge, NJ 07920                        www.regadobio.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Forward-looking statements include statements herein with respect to management transition matters, including the future success of members of management in fulfilling their roles and the impact of such success on the Company. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Factors that could cause future results to materially differ from those projected in forward-looking statements include the actual success of the management transition matters described above, as well as the “Risk Factors” described in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2014, and in the Company’s other periodic filings with the SEC. All forward-looking statements are expressly qualified in their entirety by this cautionary notice. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this release. The Company has no obligation, and expressly disclaim any obligation, to update, revise or correct any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

Don Elsey, CFO

Regado Biosciences, Inc.

908-580-2113

delsey@regadobio.com

Media Contact:

David Schull

Russo Partners

212-845-4271

david.schull@russopartnersllc.com

106 Allen Road                        4th Floor                        Basking Ridge, NJ 07920                        www.regadobio.com